LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

        Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

 Admitted in California

Wednesday, July 20, 2005

Via Edgar and Overnight Courier

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attention:   Mr. John Reynolds, Assistant Director

RE:

Homassist Corporation

Registration Statement on Form SB-2/A.1

File Number: 333-124405

Dear Mr. Reynolds:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Homassist Corporation’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Homassist Corporation’s Form SB-2 filing, each followed by Homassist Corporation’s responses thereto.

Prospectus Cover Page

Comment

1. Please remove the paragraph stating your intent to apply for quotation on the OTC Bulletin Board unless you plan to commence quotation concurrent with the effectiveness of the registration statement.

Response

The paragraph has been removed, as requested.

Prospectus Summary and Risk factors

The Company

Comment

2. Referring to the third sentence, please provide the basis for "[W]e do not expect to have revenues until at least three months after this registration statement becomes effective." or delete it. Revise similar disclosure in the second risk factor on page 5.

Response

The reference has been deleted from paragraph 1 and the disclosure at page 5 has been revised.

Comment

3. We note that the basis for certain statements made in this section is limited research conducted via the Internet. Briefly summarize the information found and state the source(s) and the date of the information. Supplementally provide us with copies of this information.

Response

Copies of the information found from the internet searches are included herewith and a summary of the information has been added.

Risk Factors

Comment

4. We note the disclosure in risk factor five that two of your officers/directors are employed full time "elsewhere". In another appropriate section of the prospectus, please disclose where these individuals work and clarify the type of work performed. Please consider whether their employment may pose a potential conflict of interest and if so, please add another risk factor addressing this issue.

Response

Under "Item10. directors, executive Officers, Promoters and control Persons", each of Homassist's officers/ directors present employment is described with specificity. The Company has determined that no conflict of interest exists as a result of any of these current employment positions. We have therefore determined that no revisions need to be made as a result of this comment.

Comment

5. Please add a risk factor discussing the control by management and the resultant risk.

Response

Majority Ownership and Control by Existing Stockholders and Management May Make it Difficult for New Investors to Influence Business Decisions of Homassist

Homassist’s President, Ms. Irene Braham, owns 1,600,000 shares of Homassist’s common stock.  Marie Legere and Barabara Ceretzke, each an officer and director of Homassist, each own 300,000 shares of Homassist’s common stock. If 100% of this offering is sold, existing stockholders will hold 78.6% of the outstanding shares of Homassist’s common stock, and new investors will own only 22.4%.  Since new investors will collectively own 22.4% of the outstanding common stock of Homassist, it may make it difficult for them to influence the business decisions of the company.

Use of Proceeds

Comment

6. Please revise the title to the table be to read "Proceeds from the Sale of Common Stock if All Shares Offered are Sold".

Response

The title of the chart has been amended, as requested.

Comment

7. Please explain the disclosure that if less that 25% of the total offering is raised you will allocate proceeds to certain expenditures, including website development, when no funds are allocated to website development if you raise 25% of the total offering.

Response

We have revised the disclosure referred above by deleting "Website Development" and replacing it with "Marketing & Promotional Expenses."

Dilution

Comment

8. Please reconcile the increase in net book value to existing shareholders assuming 100% of the offering is sold in the table with the disclosure in the paragraph immediately preceding the table.

Response

We have updated the table and the disclosure by using amounts as of April 30, 2005 and have confirmed that the table and disclosure are consistent.

Comment

9. Please revise the dilution table to add a column indicating the dilution if 25% of the offering is raised.

Response

We have added the column requested by this comment.

Plan of Distribution

Comment

10. We note your reliance upon Rule 3a4-1 in offering these securities through your officers and directors. Please disclose whether each individual offering securities is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of participation. Also, please disclose whether each individual is not at the time of his participation an associated person of a broker or dealer. See Rule 3a4-1(a)(1) and (3) of the Exchange Act.

Response

We have added the disclosure requested by this comment.

Comment

11. Please specify how the "interested individuals and corporations" will be identified or located by the company's officers and directors.

Response

We have revised the referenced sentence in this comment.

Comment

12. You refer to "subscription checks". Please clarify whether potential investors must complete a subscription form and submit it along with their check. If there is a subscription form, please file a copy of this form as an exhibit to the registration statement and revise the exhibit index to reflect this addition.

Response

We have clarified the disclosure noted and attached the form of subscription agreement as Exhibits to the registration statement.

Directors, Executive Officers, Promoters and Control Persons

Comment

13. Since the company has no operations at this time, please specify Ms. Legere's activities "...devoting approximately thirty (30) hours a week to Homassist."

Response

We have deleted the statement referenced in this comment.

Comment

14. Further, please explain Ms. Legare "... is able to make substantial contributions during her days off."

Response

We have deleted the statement referenced in this comment.

Comment

15. Please disclose each person's term of office as a director.

Response

Each person's term of office has been added.

Comment

16. As required by Item 401 of Regulation S-B, please name the promoters.

Response

We have added disclosure to Ms. Braham's biographical section that she was the founder of Homassist, as Rule 405 allows 'promoters to be referred to as "founders".

Security Ownership of Certain Beneficial Owners and Management

Comment

17. Please update this information to the latest date practicable.

Response

The information has been updated to June 15, 2005.

Comment

18. Please provide the disclosure required by Item 403(c) of Regulation S-B.

Response

We have added the disclosure requested by this comment.

Description of Business

Business Development

Comment

20. Please explain the statement that you do not have any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger. Do you have future plans to conduct such activities? We may have further comment.

Response

We have deleted the phrase "present' from this statement.

Comment

21. We note in the risk factor section, that the company plans to offer a "how to" course for non-professional caregivers and that this will be the sole course offered. Please briefly address this and its limitations on the business for the future. if management has any definitive plans to add services, this should be discussed as well as the time-frame for adding these.

Response

We have added disclosure regarding how the company's business plan is contingent upon this method of instruction.

Comment

22. Please disclose where the classes will be held. Will they be limited to "senior information seminars" and local malls in the two named cities?

Response

The instruction will be one on one and is contemplated to be done 'in-home." We have clarified this.

Comment

23. Briefly describe the course outline or plan. Will the instruction be given over a time period of weeks or be given in just one meeting?

Response

We have added disclosure in response to this comment.

Comment

24. We note the projection from the January 2003 report regarding projections for the following two years. Since this time period is past, please provide the actual statistics or explain the relevance of these projections now.

Response

We have added disclosure and additional information in response to this comment.

Competition and Competitive Strategy

Comment

25. Please disclose whether there are any services comparable to your services being offered by hospitals, hospices or not-for-profit agencies.

Response

We have added disclosure to this section as requested by this comment.

Distribution

Comment

26. Please revise the first paragraph to clarify whether the company will advertise its course on community television programs or plans to televise the course itself.

Response

We have revised the subject paragraph and clarified that the company will advertise on community television programs.

Comment

27. In the penultimate paragraph, you refer to creating and registering a website for the company. Please clarify whether you plan to advertise your course or whether the website will contain all of the educational material, and if so, whether the company plans to charge a fee for this service.

Response

We have clarified the purpose of the website.

Comment

28. Clarify the meaning of "[S]o that our domain name is prominently listed Homassist will use titles to achieve this."

Response

The sentence has been deleted.

Patent, Trademark, License & Franchise Restrictions and Contractual Obligations & Concessions

Comment

29. Please disclose whether you have any patents, trademarks, or licenses. See Item 101(b)(7) of Regulation S-B.

Response

Homassist does not have any patents, trademarks, or licenses and have added such disclosure to this section.

Governmental Controls and Approvals

Comment

30. With regards to the last paragraph, please briefly address the potential future requirements and costs of Labor Standards and occupational Health and safety Standards. Also, please explain why you will not have any employees during the next year.

Response

We have deleted the statement that the company will not have any employees during the next year. However, it is not possible at this point to estimate the costs associated with compliance with these standards.

Comment

31. Please disclose the need for any governmental regulations of your business, including any licensing or certification requirements for the individuals providing training.

Response

We have added disclosure regarding government regulations applicable to Homassist's business.

Research and Development Activities and Costs

Comment

32. Briefly outline the "limited research and investigation" undertaken by the company's officers and directors.

Response

We have reviewed this statement and clarified that no costs have been incurred by the company on research and development.

Comment

33. Please estimate the amount spent during each of the last two fiscal years on research and development activities. See Item 101(b)(10) of Regulation S-B.

Response

Please see response to comment # 32 above.

Employees

Comment

34. We note the statement that you have no employees. Please explain why the officers of the company are not considered employees.

Response

We have revised this statement.

Plan of Operations

Comment

35. Please provide the basis for the statement that you believe you can raise the necessary capital to complete development of your business within 2 to 3 months after effectiveness' of the registrations statement.

Response

We have deleted this statement.

Comment

36. We note that this offering has no minimum. Please disclose your plan of operations if you are only able to raise nominal funding. Disclose how you pan to develop your business if you are unable to raise sufficient capital through this offering. We may have further comments.

Response

We have extensively revised this section in response to this comment.

Comment

37. Please provide the basis for your belief that if you raise funds from this offering or begin collecting revenues from operations within the next six months, you can fulfill your plan of operations. There is no minimum to this offering and the company could earn minimal revenues and still not be able to fully implement the business plan.

Response

Please see response to comment # 36 above.

Comment

38. Further, please provide the basis for your belief that you will "begin collecting revenue from operations within the first year of this prospectus becoming effective" or remove.

Response

The statement quoted in this comment is taken out of content. The referenced statement does not state a 'belief" as to when the company will begin collecting revenues. It states that "if the company can begin collecting revenue, in the first year, and if the company is successful.

Comment

39. Please provide greater discussion of your plan of operations, including detailed discussion of the various milestones in developing your business. For each milestone in your plan of operations, please disclose the anticipated time frame for commencing each phase and completing each phase and the estimated expenses associated with each. For example, provide the time frame for developing your brochure and discuss the estimated expense.

Response

We have added the milestones as requested by this comment.

Comment

40. The information on page 19 simply repeats information from the use of proceeds and does not enhance the disclosure. Please revise.

Response

Information has been revised, as requested.

Comment

41. Please disclose how long you can satisfy your cash requirements, as required by Item 303(a)(1)(i) of Regulation S-B.

Response

We have added the disclosure requested by this comment.

Market for Common Equity and Related Stockholder Matters

Comment

42. Please explain the statement that there are no promoters being used in relation to this offering. We direct your attention to Item 405 of Regulation C for the definition of "promoter."

Response

We have corrected this statement.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

Comment

43. Revise the last paragraph to reference management's plans to resolve the doubtful status of the company as a going concern. In this regard, Note 3 should be revised to provide greater specificity regarding management's plans, including the proposed offering.

Response

The last paragraph has been revised as noted by this comment.

Statement of Stockholders' Equity

Comment

44. Revise to provide dates and relevant details for each issuance of common stock as prescribed by paragraph 11(d) of FASB Statement No.7.

Response

The Statement has been revised to provide the dates and details as noted by this comment.

General

Comment

45. Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B.

Response

A current consent has been filed with this amendment.

Recent Sales of Unregistered Securities

Comment

46. Please disclose the sophistication of the investors.

Response

We do not understand this comment since there is no statement in the registration statement regarding sophistication of investors. Moreover, we do not see a requirement in Rule 701 requiring a statement as to the sophistication of investors does not appear to be a requirement of Regulation D

Exhibits

Comment

47. Please file the legality opinion with the next amendment.

Response

The legality opinion has been filed with Amendment No.1.

We believe that we have fully replied to all comments and revised the document in the manner required by the comments. We look forward to receiving further correspondence from you regarding this matter.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.